Exhibit 12.1

ARES MANAGEMENT, L.P. AND SUBSIDIARIES

Ration of Earnings to Fixed Charges

	Years ended December 31
(Dollars in millions)	2016	2015	2014	2013	2012

Interest expense and amortization of debt expense	$17.9	$18.9	$8.6	$9.4	$8.6
Swap interest expense	—	1.3	1.3	1.2	0.6
Preferred equity distribution	12.1	—	—	—	—
Preferred stock distribution (REIT)	0.0	0.0	—	—	—
Total fixed charges	$30.1	$20.2	$9.9	$10.6	$9.2
Pre-tax Income	$295.2	$87.1	$141.8	$244.0	$323.9
Plus:
Fixed Charges	30.1	20.2	9.9	10.6	9.2
Less:
Equity in earnings from affiliates	0.8	(0.7)	—	—	—
Preferred stock distribution (REIT)	(12.1)	(0.0)	—	—	—
Earnings as adjusted	$314.1	$106.6	$151.0	$254.6	$333.1
Ratio of earnings to fixed charges	10.4	5.2	15.2	23.9	36.2